SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under
Sections 13 and 15(d) of the Securities Exchange Act of 1934

Commission File Number: 001-12618

SPG Properties, Inc.
(Exact name of registrant as specified in its charter)

115 West Washington Street, Indianapolis, Indiana 46204, (317) 636-1600
 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock, $.0001 par value
8 3/4% Series B Cumulative Redeemable Preferred Stock, $.0001 par value
7.89% Series C Cumulative Step-Up Premium Rate Preferred Stock, $.0001 par value

(Title of each class of securities covered by this Form)

None
(Title of all other classes of securities for which a
duty to file reports under Section 13(a) or 15(d) remains)

    Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[X]	Rule 12h-3(b)(1)(i)	[X]
Rule 12g-4(a)(1)(ii)	[ ]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]
		Rule 15d-6	[ ]

    Approximate number of holders of record as of the certification or notice date: None*

    *Effective as of July 1, 2001, SPG Properties, Inc. was merged with and into Simon Property Group, Inc., with Simon Property Group, Inc. being the surviving corporation. Each of the issued and outstanding shares of SPG Properties, Inc.'s Common Stock, par value $.0001 (one of the classes of securities covered by this Form) ("Properties Common"), that was owned by holders other than Simon Property Group, Inc. was automatically converted into the right to receive $26.28 in cash, and each of the issued and outstanding shares of Properties Common that was owned by Simon Property Group, Inc. was extinguished and cancelled automatically, without payment or other distribution. Each of the issued and outstanding shares of SPG Properties, Inc.'s 8 3/4% Series B Cumulative Redeemable Preferred Stock, $.0001 par value (one of the classes of securities covered by this Form), was converted into the right to receive one share of Simon Property Group, Inc.'s 8 3/4% Series F Cumulative Redeemable Preferred Stock, $.0001 par value. Each of the issued and outstanding shares of SPG Properties, Inc.'s 7.89% Series C Cumulative Step-Up Premium Rate Preferred Stock, $.0001 par value (one of the classes of securities covered by this Form), was converted into the right to receive one share of Simon Property Group, Inc.'s 7.89% Series G Cumulative Step-Up Premium Rate Preferred Stock, $.001 par value.

    Pursuant to the requirements of the Securities Exchange Act of 1934, Simon Property Group, Inc., as the successor by merger of SPG Properties, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 2, 2001	By:	/s/ STEPHEN E. STERRETT Name: Stephen E. Sterrett Title: Executive Vice President and Chief Financial Officer

Instruction:  This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

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